                                                            OMB APPROVAL
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.   5    )*
                                          --------

                             Somanetics Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Shares, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  834445 40 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Bruce J. Barrett
                             Somanetics Corporation
                              1653 East Maple Road
                           Troy, Michigan 48083-4208
                              (248) 689-3050 x300
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                October 3, 2005
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)


                               Page 1 of 10 Pages

CUSIP No. 834445 40 5
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
    Bruce J. Barrett
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    United States of America
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    717,919
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    17,000
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    717,919
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    17,000
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     734,919
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     6.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------






                               Page 2 of 10 Pages

CUSIP No. 834445 40 5


ITEM 1. SECURITY AND ISSUER.


         The title of the class of equity securities to which this statement relates is Common Shares, par value $0.01 per share ("Common Shares"), of Somanetics Corporation, a Michigan corporation (the "Company"). The address of the Company's principal executive offices is 1653 East Maple Road, Troy, Michigan 48083-4208.

ITEM 2. IDENTITY AND BACKGROUND.

         This statement is being filed by Bruce J. Barrett. Bruce J. Barrett's and the Company's business address is 1653 East Maple Road, Troy, Michigan 48083-4208. Bruce J. Barrett's present principal occupation or employment is President and Chief Executive Officer and a director of Somanetics Corporation, which develops, manufactures and markets the INVOS(R) Cerebral Oximeter and which develops and markets the CorRestore(R) System.

         Bruce J. Barrett has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Bruce J. Barrett has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Bruce J. Barrett is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This statement is being filed to report (1) that, on September 27-28, 2005, Bruce J. Barrett and his wife sold 70,000 Common Shares held in their joint brokerage account for an aggregate sales price of $1,687,359.45, (2) that, on September 30, 2005, Bruce J. Barrett exercised options to purchase 85,000 Common Shares at $4.75 a share and sold the underlying Common Shares in open market transactions on September 30, 2005 to October 3, 2005 for an aggregate sales price of $2,229,793.54, (3) that, on October 6-7, 2005, Bruce J. Barrett and his wife sold 60,492 Common Shares held in their joint brokerage account for an aggregate sales price of $1,660,506.72, and (4) the grant and vesting of stock options granted to Mr. Barrett by the Company. The source of funds used in making the purchase was the personal funds of Mr. Barrett and his wife. The options were granted by the Company to Mr. Barrett.

ITEM 4. PURPOSE OF TRANSACTION.

         Bruce J. Barrett and his wife sold Company Common Shares to realize a portion of the value of their investment in the Company and Mr. Barrett's stock options. In addition, options were granted to Bruce J. Barrett under the Company's stock option plan to secure for the Company the benefits of the additional incentive inherent in the ownership of its Common Shares by Bruce J. Barrett, a key employee of the Company, and to help the Company retain the services of Bruce J. Barrett and compensate him for those services.



                               Page 3 of 10 Pages

CUSIP No. 834445 40 5


         Bruce J. Barrett may, from time to time, acquire additional Common Shares (1) by the exercise or additional vesting of his options, (2) by the grant of additional options to him by the Company, (3) from time to time for investment purposes if market conditions are favorable, or (4) any combination of the foregoing. Bruce J. Barrett and/or his wife may also dispose of some of all of the Company Common Shares that they beneficially own, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued Common Shares by the Company), gift, pledge, expiration of options or otherwise, including, without limitation, sales of Common Shares pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. Bruce J. Barrett and his wife reserve the right not to acquire Common Shares or not to dispose of all or part of such Common Shares if they determine such acquisition or disposal is not in their best interests at that time.

         Other than as described above, Bruce J. Barrett does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition by him of securities of the Company, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, except that, from time to time, the Company might add additional directors if it finds qualified candidates willing to serve and from time to time, directors might resign, (e) any material change in the Company's present capitalization or dividend policy,
(f) any other material change in the Company's business or corporate structure,
(g) any changes in the Company's Articles of Incorporation or Bylaws or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) a class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         The number and percentage of Common Shares beneficially owned by Bruce
J. Barrett as of October 12, 2005 are as follows:

                                    Number                        Percent
                                    ------                        -------
         Bruce J. Barrett           734,919 (1)                   6.4% (2)

(1) The shares shown above as beneficially owned by Bruce J. Barrett consist of
(1) 17,000 shares held in a brokerage account that is in the joint name of Mr. Barrett and his wife, and (2) 717,919 shares that Bruce J. Barrett has the right to acquire within 60 days of October 12, 2005 pursuant to the exercise of options granted to him under the Company's stock option plans, as more specifically described below (the "Option Shares").

                               Page 4 of 10 Pages

CUSIP No. 834445 40 5


(2) Based on the 10,683,179 Common Shares reported as outstanding as of October 12, 2005 in the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 2005.

         Bruce J. Barrett has been granted the following options to purchase Common Shares under the Company's stock option plans:

                                                     Percent
                                                    Vested at
  Date of          Number of     Exercise         December 11,         Number             Vesting
   Grant            Shares         Price              2005             Vested            Schedule
 ---------        ----------    -----------      --------------      ----------      ----------------

4/2/98              180,000      $5.875               100%             180,000       One-third a year
                                                                                     starting 4/2/99
5/20/99              60,000      $ 3.56               100%              60,000       One-third a year
                                                                                     starting 5/20/00
2/16/00              40,000      $ 2.88               100%              40,000       One-third a year
                                                                                     starting 2/16/01
12/4/00              50,000      $ 1.97               100%              50,000       One-third a year
                                                                                     starting 12/4/01
3/5/01              168,000      $ 2.00               100%             168,000       One-24th a month
                                                                                     starting 3/5/01
5/10/02             100,000      $ 2.95               100%             100,000       One-third a year
                                                                                     starting 5/10/03
8/13/03             132,000      $ 3.89                67%              88,000       One-third a year
                                                                                     starting 8/13/04
4/21/05              31,919      $13.55               100%              31,919       100% on 11/30/05
                    -------                                            -------
Total               761,919                                            717,919
                    =======                                            =======

         The vesting of the unvested options described above will increase Bruce
J. Barrett's beneficial ownership of Common Shares. If the above options were fully vested, Bruce J. Barrett would beneficially own 778,919 Common Shares, or 6.8% of the outstanding Common Shares.

         Bruce J. Barrett has sole voting and investment power over the Common Shares listed above as owned by Bruce J. Barrett, except that he shares voting and investment power over the 17,000 Common Shares held in the brokerage account owned by Mr. Barrett and his wife, Kristy Hull Barrett ("Mrs. Barrett"). Mrs. Barrett's principal address is 275 North Field Drive, Lake Forest, Illinois. Mrs. Barrett's present principal occupation or employment is Integrated Systems Executive, Hospira Worldwide, Inc., a diversified health care company.

         Mrs. Barrett has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mrs. Barrett has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Barrett is a citizen of the United States of America.


                               Page 5 of 10 Pages

CUSIP No. 834445 40 5

         Other than the vesting of options granted to Bruce J. Barrett, as described above, and the exercise of an option to purchase 85,000 Common Shares from the Company at $4.75 a share on September 30, 2005, the only transactions in the Company's Common Shares effected by Bruce J. Barrett or Mrs. Barrett since August 4, 2005 (60 days before October 3, 2005, the date of the event that requires filing this Schedule) were the following open market sale transactions by Mr. Barrett on the following dates, at the following prices and involving the following number of shares:

                Name           Transaction Date        Shares     Price Per Share
                ----           ----------------        ------     ---------------
         Bruce J. Barrett         9/27/2005            27,463         $24.5000
         Bruce J. Barrett         9/28/2005            25,000         $23.5000
         Bruce J. Barrett         9/28/2005               100         $24.2500
         Bruce J. Barrett         9/29/2005            17,437         $24.3500
         Bruce J. Barrett         9/30/2005            17,102         $25.0000
         Bruce J. Barrett         9/30/2005             2,500         $25.0025
         Bruce J. Barrett         9/30/2005             2,500         $25.0009
         Bruce J. Barrett         9/30/2005             1,000         $25.0410
         Bruce J. Barrett         9/30/2005             9,000         $25.1000
         Bruce J. Barrett         9/30/2005             1,000         $25.0940
         Bruce J. Barrett         9/30/2005             1,000         $25.0583
         Bruce J. Barrett         9/30/2005             3,000         $25.0400
         Bruce J. Barrett         9/30/2005             1,000         $25.0332
         Bruce J. Barrett         9/30/2005                53         $25.2000
         Bruce J. Barrett         10/3/2005             1,400         $27.1500
         Bruce J. Barrett         10/3/2005             1,000         $27.2540
         Bruce J. Barrett         10/3/2005             1,000         $27.3710
         Bruce J. Barrett         10/3/2005             1,000         $27.3420
         Bruce J. Barrett         10/3/2005             1,000         $27.3333
         Bruce J. Barrett         10/3/2005             1,000         $27.3180
         Bruce J. Barrett         10/3/2005             1,000         $27.3144
         Bruce J. Barrett         10/3/2005             1,000         $27.2400
         Bruce J. Barrett         10/3/2005             1,000         $27.2563
         Bruce J. Barrett         10/3/2005             1,000         $27.3924
         Bruce J. Barrett         10/3/2005             1,000         $27.4982
         Bruce J. Barrett         10/3/2005             1,000         $27.6825
         Bruce J. Barrett         10/3/2005             1,000         $27.7600
         Bruce J. Barrett         10/3/2005             1,000         $27.7574
         Bruce J. Barrett         10/3/2005             1,000         $27.7770
         Bruce J. Barrett         10/3/2005             1,000         $27.7968
         Bruce J. Barrett         10/3/2005             1,000         $27.8431
         Bruce J. Barrett         10/3/2005             1,000         $27.8671
         Bruce J. Barrett         10/3/2005             1,000         $27.7840
         Bruce J. Barrett         10/3/2005             1,000         $27.7603
         Bruce J. Barrett         10/3/2005             1,000         $27.7149
         Bruce J. Barrett         10/3/2005             1,000         $27.6546

                               Page 6 of 10 Pages

CUSIP No. 834445 40 5


                Name           Transaction Date       Shares      Price Per Share
                ----           ----------------       ------      --------------
         Bruce J. Barrett         10/3/2005            1,000          $27.5406
         Bruce J. Barrett         10/3/2005            1,000          $27.4371
         Bruce J. Barrett         10/3/2005            1,000          $27.4900
         Bruce J. Barrett         10/3/2005            1,000          $27.5349
         Bruce J. Barrett         10/3/2005              445          $27.6161
         Bruce J. Barrett         10/3/2005            1,000          $26.3451
         Bruce J. Barrett         10/3/2005            1,000          $26.4321
         Bruce J. Barrett         10/3/2005            1,000          $26.4458
         Bruce J. Barrett         10/3/2005            1,000          $26.5277
         Bruce J. Barrett         10/3/2005            1,000          $26.5653
         Bruce J. Barrett         10/3/2005            1,000          $26.7563
         Bruce J. Barrett         10/3/2005            1,000          $26.7681
         Bruce J. Barrett         10/3/2005            1,000          $26.8148
         Bruce J. Barrett         10/3/2005            1,000          $26.9018
         Bruce J. Barrett         10/3/2005            1,000          $26.9238
         Bruce J. Barrett         10/3/2005            1,000          $26.8901
         Bruce J. Barrett         10/3/2005            1,000          $26.8513
         Bruce J. Barrett         10/3/2005            1,000          $26.8700
         Bruce J. Barrett         10/3/2005            1,000          $26.8823
         Bruce J. Barrett         10/3/2005            1,000          $26.8507
         Bruce J. Barrett         10/3/2005            1,000          $26.9154
         Bruce J. Barrett         10/3/2005            1,000          $26.9573
         Bruce J. Barrett         10/3/2005            1,000          $27.1675
         Bruce J. Barrett         10/3/2005            1,000          $27.1486
         Bruce J. Barrett         10/3/2005              290          $27.1482
         Bruce J. Barrett         10/3/2005              110          $26.4900
         Bruce J. Barrett         10/3/2005              100          $26.3900
         Bruce J. Barrett         10/3/2005              100          $26.3600
         Bruce J. Barrett         10/3/2005              100          $26.3200
         Bruce J. Barrett         10/3/2005              200          $26.4300
         Bruce J. Barrett         10/3/2005              100          $26.4000
         Bruce J. Barrett         10/6/2005            8,765          $28.5000
         Bruce J. Barrett         10/6/2005            1,000          $28.7520
         Bruce J. Barrett         10/6/2005              600          $28.7500
         Bruce J. Barrett         10/6/2005              200          $29.0000
         Bruce J. Barrett         10/6/2005              200          $29.0700
         Bruce J. Barrett         10/6/2005            4,727          $27.6600
         Bruce J. Barrett         10/6/2005            3,500          $27.5000
         Bruce J. Barrett         10/6/2005            3,000          $27.2600
         Bruce J. Barrett         10/6/2005           14,500          $27.2500
         Bruce J. Barrett         10/7/2005            1,700          $27.5000
         Bruce J. Barrett         10/7/2005              200          $27.2500
         Bruce J. Barrett         10/7/2005            1,000          $27.0687
         Bruce J. Barrett         10/7/2005            1,000          $27.0100
         Bruce J. Barrett         10/7/2005            1,000          $27.0452

                               Page 7 of 10 Pages

CUSIP No. 834445 40 5


                Name           Transaction Date       Shares      Price Per Share
                ----           ----------------       ------      ---------------
         Bruce J. Barrett         10/7/2005            1,000          $27.0858
         Bruce J. Barrett         10/7/2005            1,000          $27.0747
         Bruce J. Barrett         10/7/2005           17,100          $27.0000
                                                     -------
                                                     145,492
                                                     =======


         No person (other than Mrs. Barrett with respect to the 17,000 Common Shares held in the brokerage account owned jointly by Mr. and Mrs. Barrett) is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Bruce J. Barrett.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The options granted to Bruce J. Barrett are described in Item 5 and are subject to the terms of Stock Option Agreements between Bruce J. Barrett and the Company, and, with respect to options granted under stock option plans, the terms of those plans. The options are not transferable other than by will or the laws of descent and distribution. Copies of the Company's stock option plans and forms of option agreements for options granted under the Company's stock option plans are filed as exhibits to the Company's periodic reports under the Securities Exchange Act of 1934, as amended. The brokerage account owned by Mr. and Mrs. Barrett that holds some of the shares beneficially owned by Mr. Barrett is subject to a client agreement among the brokerage firm and Mr. and Mrs. Barrett.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         1. Somanetics Corporation Amended and Restated 1991 Incentive Stock Option Plan, incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1991.

         2. Fourth Amendment to Somanetics Corporation 1991 Incentive Stock Option Plan, incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1992.

         3. Amended and Restated Fifth Amendment to Somanetics Corporation 1991 Incentive Stock Option Plan, incorporated by reference to
                  Exhibit 10.10 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1995.

         4. Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1996.

         5. First Amendment to Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1997.

                               Page 8 of 10 Pages

CUSIP No. 834445 40 5


         6. Second Amendment to Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1998.

         7. Third Amendment to Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1999.

         8. Fourth Amendment to Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2000.

         9. Fifth Amendment to Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 2002.

         10. Sixth Amendment to Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2002.

         11. Somanetics Corporation 2005 Stock Incentive Plan, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, dated February 24, 2005.

         12. Form of Officer Non-Qualified Stock Option Agreement, incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2004.

         13. Form of Incentive Stock Option Agreement, incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2004.

         14. Form of 2005 Stock Incentive Plan Incentive Stock Option Agreement, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2005.

         15. Form of 2005 Stock Incentive Plan Officer Non-Qualified Stock Option Agreement, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2005.


                               Page 9 of 10 Pages

CUSIP No. 834445 40 5


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 12, 2005                          /s/ BRUCE J. BARRETT
                                            -----------------------------------
                                                  Bruce J. Barrett

                               Page 10 of 10 Pages